ChampionX Update Planned Merger Between Apergy and ChampionX Filed by Ecolab Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 13e-4(c) and 14a-12 under the Securities Exchange Act of 1934 Filer: Ecolab lnc. Subject Company: Ecolab lnc. SEC File No.: 001-09328

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Important Information About the Transaction and Where to Find It In connection with the proposed transaction, ChampionX filed a registration statement on Form S-4/S-1 containing a prospectus and Apergy filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a definitive proxy statement on Schedule 14A with the SEC. Each of ChampionX and Apergy have filed amendments, and expect to file additional amendments, to these filings before they become effective. Ecolab expects to file with the SEC a Schedule TO in connection with the proposed transaction. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and any amendments to these filings as well as any other relevant documents to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab's Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020 and its definitive proxy statement relating to the proposed transaction filed with the SEC on April 29, 2020. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Cautionary notes on forward-looking statements

3 Announced in December 2019, following split-off from Ecolab, we will merge with Apergy, a leading oilfield technology, publicly traded company The transaction is expected to be complete by the end of the second quarter of 2020 Combines our market-leading chemistry solutions and service with Apergy’s drilling and artificial lift technology Upcoming split-off and merger with Apergy + The closing of the transaction is subject to the satisfaction of certain conditions. Prior to closing the companies will continue to operate as two separate companies.

4 Together, we will bring critical skill sets to our customers with complementary offerings Together, we will be a healthier company with global scale and a broader product offering, as well as a strong financial profile Together, we will bring two complementary market leaders together to form the best One Team for our customers Why it’s great for our customers The power of our combination is more evident now than ever before

5 Our future combined company New combined company will be named ChampionX Current ChampionX business will continue going to market as ChampionX Existing Apergy brands (US Synthetic, Harbison-Fisher, Norris, PCS Ferguson, Quartzdyne, Theta, Windrock and others) will continue going to market as those brands Apergy businesses going to market under the Apergy name are being reviewed The X represents the exponential value we deliver to customers, shareholders and communities Apergy and ChampionX people + expertise + technology = Exponential value Apergy and Nalco Champion upstream have been incredibly strong brands and bring a history of success and trust in the oil and gas industry.

6 Combined company’s leadership Continuing strong focus on culture, engagement and empowerment Full leadership structure announcement planned prior to completion of transaction Soma Somasundaram President and CEO Jay Nutt Chief Financial Officer Deric Bryant Chief Operating Officer

7 Until the transaction closes, Apergy and ChampionX remain independent from one another. We will continue to run our businesses separately We will share more information as it is finalized and keep communicating with you at each step on our journey Things to remember during this process

8 Created in spin-off from Dover Corporation in 2018 Offers end-to-end suite of innovative artificial lift and digital technologies as well as diamond cutters and bearings to enhance drilling and production Headquartered in The Woodlands, TX Includes many industry-leading and well-respected brands About Apergy 2019 Revenue: $1.1 billion

9 Apergy: Leading Oilfield Presence

A partner with the market-leading investments and capabilities in reservoir, production, midstream and water that our customers require Heightened focus on industry trends and strategy to meet your needs Increased digital capabilities provide you with data analytics and intelligence to enhance your operations An unmatched geographical presence, supply chain and service model Continued industry leadership and innovations in water management 10 About ChampionX

Two strong, complementary organizations

Opportunity to bring together the industry's most respected brands in a focused offering

PERFORMANCE CHEMISTRY	ChampionX Oilfield & Specialty Performance Chemistry
ARTIFICIAL LIFT	Norris, Harbison-Fischer, Oil Lift, UPCO, Norriseal-WellMark, PCS Ferguson, Alberta Oil Tool, UNBRIDLED ESP Systems, Apergy Gas Lift, Apergy Hydraulic Lift
DRILLING TECHNOLOGIES	US Synthetic
DIGITAL ENABLEMENT	Theta Oilfield Services, Quartzdyne, Windrock

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12 Why this is an important opportunity Creates a new industry leader in chemical and artificial lift solutions across the well’s life cycle that optimizes production and deliver unmatched value to customers Market-Shaping customer focus Positioned to Grow with you Meaningful scale AND CAPABILITY Larger, combined organization to offer focused production technology portfolio with increased geographic reach Combined company uniquely positioned to drive digital technology adoption in the oilfield Better positioned for smart, long-term investments and growth opportunities than companies would have separately Ability to leverage Apergy’s public-company capability

13 ChampionX purpose and principles Unlocking Energy Customer Advocates People Oriented Technology with Impact Driven to Improve Our Purpose Our Business Our Operating Principles Improving Lives United behind a common purpose Guided by our shared culture and operating principles